UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Cancellation of Treasury Shares

On May 4, 2021, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the cancellation of certain treasury shares held by the Company (the “Share Cancellation”).

1. Type and Number of Shares to be Cancelled	Common Shares	8,685,568
	Preferred Shares	—

2. Number of Issued Shares	Common Shares	80,745,711
	Preferred Shares	—

3. Par Value of Shares		Won 500

4. Aggregate Amount to be Cancelled		Won 1,965,952,260,096

5. Scheduled Period of Acquisition of Shares to be Cancelled		Not applicable

6. Method of Acquisition of Shares to be Cancelled		Treasury shares that were previously acquired by the Company

7. Date of Cancellation		May 6, 2021

8. Use of Broker for Shares to be Cancelled		Not applicable

9. Date of Resolution by the Board of Directors		May 4, 2021

- Attendance of Outside Directors	Present	5
	Absent	0

- Attendance of Auditors (Audit Committee Members who are not Outside Directors)		—

10. Reporting Obligations to the Korea Fair Trade Commission		Not applicable

11. Other Matters Relating to an Investment Decision

•	The Share Cancellation will be effected pursuant to the proviso under Article 343, Clause (1) of the Commercial Act of Korea.

•

As Share Cancellation will be effected pursuant to the resolution of the board of directors with respect to treasury shares that were previously acquired within the limit of the maximum amount of dividends payable, the number of the Company’s issued shares will decrease without any reduction in share capital.

•	As a result of the Share Cancellation, which involves 10.76% of the Company’s issued shares, the number of Company’s issued shares will decrease from 80,745,811 shares to 72,060,143 shares.

•	Item 4, “Amount to be Cancelled” is based on the book value of the Company’s treasury shares to be cancelled as of the date of resolution by the board of directors.

•	Item 7, “Date of Cancellation” may be subject to change based on discussions with relevant authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joongsuk Oh
(Signature)
Name:	Joongsuk Oh
Title:	Senior Vice President

Date: May 4, 2021

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